UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 26)
BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)
QUEEN MERGERCO, INC.
(Name of Filing Person (Offeror))
QXO, INC.
(Name of Filing Person (Parent of Offeror))
QUEEN HOLDCO, LLC
QUEEN TOPCO, LLC
(Name of Filing Persons (Other))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
073685109
(CUSIP Number of Class of Securities)
Christopher Signorello
Chief Legal Officer
Five American Lane
Greenwich, CT 06831
(888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Scott A. Barshay
Nickolas Bogdanovich
Stan Richards
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 26 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(G) and (a)(1)(H), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.
Items 1 through 9 and Item 11.
All information contained in the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(G) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the accompanying Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(H) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO. The Items of Schedule TO are hereby amended and supplemented as provided in the Amended and Restated Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal filed as Exhibits (a)(1)(G) and (a)(1)(H) to this Amendment.
The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on April 14, 2025, unless further extended. As of 5:00 p.m., New York City time, on March 31, 2025, 26,359,566 Shares have been validly tendered and not properly withdraw in the Offer, representing approximately 42.66% of the issued and outstanding Shares, as of such time. Shareholders who have already tendered their Shares need not take further action in response to this extension.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(1)(G)*	Amended and Restated Offer to Purchase, dated March 31, 2025.
(a)(1)(H)*	Amended and Restated Form of Letter of Transmittal.
(a)(1)(I)*	Amended and Restated Form of Notice of Guaranteed Delivery.
(a)(1)(J)*	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)*	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(d)(2)	Confidentiality Agreement, dated as of March 10, 2025, by and between QXO, Inc. and Beacon Roofing Supply, Inc.
107*	Filing Fee Exhibit

*	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2025
QXO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN HOLDCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN TOPCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary